UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

We give below the result reported by the Scrutinizer, Advocate, Mr. R.G. Ramani with reference to Notice to the shareholders dated May 28, 2015 for approval of the shareholders

VEDANTA LIMITED

POSTAL BALLOT RESULTS 07.07.2015

Sr. No.	RESOLUTION	ASSENT			DISSENT			INVALID			TOTAL
		No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot
1	Shifting of Registered Office of the Company from the State of Goa to the State of Maharashtra (Mumbai)	3590	2305303798	99.96	116	51172	0.00	104	975716	0.04	3810	2306330686	100.00

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary

Ramchandra Gajanan Ramani B.Sc. (Hon).LL. B. ADVOCATE	Res.: Dempo Odyssey, Flat no 203 Near St. Andrews Church Vasco-da-Gama, Goa Off.: Opp. Head Post Office Panaji – Goa. Phone: 2436913

July 7, 2015

To:

The Executive Chairman,

Vedanta Limited,

Sesa Ghor,

20 EDC Complex,

Patto, Panaji – Goa.

Dear Sir,

Sub:	Report of the Scrutinizer on Special Resolution through Postal Ballot

The Company, vide its letter dated May 28, 2015, had appointed me as Scrutinizer pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014 to conduct the postal ballot voting process with regard to the following Special Resolution proposed vide Notice dated May 28, 2015:

1.	Special Resolution : Shifting of Registered of the Company from the State of Goa to the State of Maharashtra (Mumbai)

The Report duly signed by me is attached.

Thanking you,

Yours faithfully,

(R.G. RAMANI)
Scrutinizer

Encl: As above